Filed by MaxLinear, Inc.

Pursuant to Rule 425 Under the Securities Act of 1933

Subject Company: Silicon Motion Technology Corporation

Commission File No.: 000-51380

This filing relates to the proposed transactions pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 5, 2022, by and among MaxLinear, Inc. (“MaxLinear”), Shark Merger Sub, a wholly owned subsidiary of MaxLinear, and Silicon Motion Technology Corporation. On July 27, 2022, MaxLinear held a conference call to discuss its financial results for the second quarter of 2022. The following is a transcript of that conference call:

MaxLinear

Q2 Earnings Conference Call

July 27, 2022

Presenters

Leslie Green - IR

Kishore Seendripu - CEO

Steve Litchfield - CFO and Chief Corporate Strategy Officer

Q&A Participants

Tore Svanberg - Stifel

Quinn Bolton - Needham & Company

Gary Mobley - Wells Fargo

David Williams - The Benchmark Company

Suji DeSilva – ROTH Capital

Ananda Baruah - Loop Capital

Chris Rolland - SFG

Richard Shannon - Craig-Hallum

Operator

Greetings, and welcome to the MaxLinear Q2 Earnings Conference Call.

At this time, all participants are in a listen-only mode. A question-and-answer session will follow the formal presentation. If anyone should require operator assistance during the conference, please press “*”, “0” on your telephone keypad.

As a reminder, this conference is being recorded.

It is now my pleasure to introduce your host, Leslie Green, Investor Relations. Thank you, Leslie. You may begin.

Leslie Green

Thank you, Paul. Good afternoon, everyone, and thank you for joining us on today's conference call to discuss MaxLinear's second quarter 2022 financial results. Today's call is being hosted by Kishore Seendripu, CEO, and Steve Litchfield, Chief Financial Officer and Chief Corporate Strategy Officer. After our prepared comments, we will take questions.

Our comments today include forward-looking statements within the meaning of applicable securities laws, including statements relating to our guidance for the third quarter 2022 revenue, revenue growth expectations in our principal target markets and GAAP and non-GAAP gross margin, operating expenses, effective tax rate and interest and other expense.

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In addition, we will make forward-looking statements relating to trends, opportunities and uncertainties in various product and geographic markets, including without limitation, statements concerning opportunities arising from our broadband, wireless, infrastructure and connectivity markets and opportunities for improved revenues, across our target markets.

Additionally, we will make forward-looking statements relating to the completion of the pending Silicon Motion transaction and its anticipated timing.

These forward-looking statements involve substantial risks and uncertainties, including risks arising from current geopolitical concern, competition, supply constraints facing the semiconductor industry, global trade and export restrictions, the impact of COVID-19 pandemic, our dependence on a limited number of customers, average selling price trends and risks that our markets and growth opportunities may not develop as we currently expect and that our assumptions concerning these opportunities may prove incorrect.

More information on these and other risks is outlined in the Risk Factors section of our recent SEC filings, including our Form 10-Q for the quarter ended June 30, 2022, which we filed today.

Any forward-looking statements are made as of today, and MaxLinear has no obligation to update or revise any forward-looking statements.

The second quarter 2022 earnings release is available in the Investor Relations section of our website at maxlinear.com. In addition, we report certain historical financial metrics, including net revenue, gross margins, operating expense, income from operations, interest and other expense, income taxes, net income and net income per share on both a GAAP and non-GAAP basis.

We encourage investors to review the detailed reconciliation of our GAAP and non-GAAP presentations in the press release available on our website.

We do not provide a reconciliation of non-GAAP guidance for future periods because of the inherent uncertainty associated with our ability to project certain future charges, including stock-based compensation and its associated tax benefits. Non-GAAP financial measures discussed today do not replace the presentation of MaxLinear's GAAP financial results.

We are providing this information to enable investors to perform more meaningful comparisons of our operating results in a manner similar to management's analysis of our business.

Lastly, this call is also being webcast, and a replay will be available on our website for two weeks.

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And now, let me turn the call over to Ki--Dr. Kishore Seendripu, CEO of MaxLinear. Kishore.

Kishore Seendripu

Thank you, Leslie, and good afternoon, everyone.

Our Q2 revenue was $280 million, up 6% sequentially and 36%, year-over-year. Non-GAAP gross margin was 62.3%, and non-GAAP operating margin was 32 point percent with strong cash flows from operating activities of slightly more than $123 million.

We continue to see robust demand across our expanding product portfolio. In particular, fiber gateway access, Wi-Fi connectivity and wireless infrastructure are driving exciting growth.

They also represent the most significant long-term growth drivers for the company with strong market share gains and content increase opportunities, which are independent of general end market trends.

Our long-term and ongoing investments towards expanding our product portfolio to address high-value adjacent markets are bearing fruit, and we are excited about the meaningful multiyear revenue growth opportunities ahead.

Turning to the business highlights. Near term, in Wi-Fi, the industry transition to Wi-Fi 6 and Wi-Fi 6E is providing us new design wins, along with higher blended ASPs to continue to drive revenues above market growth.

With each new growth, we are benefiting from improved differentiation, increased market share, higher attach rates and higher ASPs.

In particular, the new Wi-Fi 7 standard is a major step-up in performance and features, which should further accelerate our Wi-Fi revenue growth mid to longer term, along with driving broadband access gateway platform churn.

During Q2, we also began ramping Wi-Fi shipments into third-party stand-alone routers with the increased momentum continuing into Q3. This will also, beneficially, diversify and expand our Wi-Fi revenues, beyond service provider gateways.

We now expect to not only double our Wi-Fi revenues in 2022 versus 2021, but also maintain strong momentum to achieve $200 million of sales in 2023.

Moving to fiber broadband access gateways, multiple customers in North America are currently ramping our product shipments, and a healthy backlog is driving growth in 2022.

In 2022, we are not only on target to increase fiber access revenues by more than 4x versus 2021, but also expect strong continued growth into 2023.

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In 2023, we expect continued accelerated ramp at a large Tier 1 customer in North America and all—and to also proliferate our solutions into other regions, as well.

As you know, fiber broadband market is significantly larger than cable broadband, which is currently the larger portion of our sales, today.

We are excited and confident in our ability to drive meaningful multiyear growth and market share expansion in the fiber gateway end market owing to, one, the ongoing and existing CapEx commitments from the carriers and governmental incentives for fiber upgrades; two, our industry-leading integrated PON and 10-gigabit fiber processor, Gateway SoC; and three, our significant fiber platform below material content and the breadth of it.

Moving to 5G wireless infrastructure, our products continue to grow, despite tight back-end supply, driven by continued strength in access and backhaul demand, market share gains and increasing content, per platform.

Our backhaul content per platform more than doubles, as we ramp our 5G-millimeter wave products into multiband millimeter wave and microwave radios.

During Q2, we announced a single-chip solution to enable network OEMs and operators to deliver ultra-high capacity 5G payloads on existing frequency spectrum. We all--we also announced enabling a high-efficiency power amplifier solution that addresses size, weight and power consumption challenges for massive MIMO 5G radios.

In high-speed optical data center interconnect, we have the most advanced 5-nanometer 800-gigabit PAM4 and 400-gigabit PAM4 solutions, which are being qualified by multiple OEMs targeting hyperscale data centers. With the right technology at the right time, we feel positive about our strategic position in PAM4 and our opportunities to grow in 2023.

Before I turn the call over to Steve, a few words about our pending acquisition of Silicon Motion, which remains on track.

Since May, our leadership teams have been actively engaged in integration planning, and I'm excited about the opportunities for our combined business. Our discussions further reinforced to me the potential of the strong innovation we can bring to the market, as a combined company.

Silicon Motion has proven its world-class SSD controller technology with great success in its target markets. We look to continue supporting its ongoing efforts, to differentiate its products and expand into rapidly growing markets, you know, including consumer and enterprise. We are excited about bringing our two technology-focused cultures together, very soon.

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With that, let me talk--turn the call over to Steve Litchfield, our Chief Financial Officer and Chief Corporate Strategy Officer. Steve.

Steve Litchfield

Thanks, Kishore. Total revenue for the first quarter was $280 million, up 6% versus Q1 and up 36%, year-over-year.

We have performed well over the last several quarters in the face of severe supply constraints, both on the front and back end of manufacturing process and across majority of our product portfolio.

Despite this outperformance, we continue to see supply chain challenges and difficulties across multiple product categories, which are hindering our growth opportunities.

With that said, we posted solid growth in Q2 and anticipate additional progress in Q3.

Broadband revenue in Q2 was in line with our outlook at $139 million, up 3% versus Q1 and 23% higher, year-over-year, driven by solid demand across our full portfolio of gateway solutions, including cable, fiber, hybrid DSL and fixed wireless access.

Our connectivity end market was down sequentially in Q2 with revenue of $56 million, which was still up 80%, year-over-year. The quarter-over-quarter decline was solely due to Wi-Fi supply constraints, which pushed a material amount of shipments into Q3. As such, we are expecting strong sequential Wi-Fi growth, this quarter.

Our infrastructure end market had a solid Q2 with revenue of $36 million, up 8% versus the prior quarter and up 22%, year-over-year, largely driven by strength in wireless backhaul and high-performance analog.

Lastly, our industrial and multimarket revenue increased by 35% to $48.7 million in Q2. Strength within this segment was broad-based, as we benefit from new product and design win ramps and continue to make up ground on supply shortages.

GAAP and non-GAAP gross margins for the second quarter were approximately 58.7% and 62.3% of revenue. The delta between GAAP and non-GAAP gross margin in the second quarter was primarily driven by $9.8 million of acquisition-related intangible asset amortization.

Second quarter GAAP operating expenses were $125.3 million, with growth being largely driven by Silicon Motion acquisition-related legal costs and timing of certain NRE payments.

GAAP operating expenses included stock-based compensation and performance-based equity accruals of $29.2 million combined, acquisition and integration cost of $6.4 million and amortization of purchased intangible assets of $2.9 million. Non-GAAP operating expenses were $84.3 million, up $7 million versus Q1.

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Non-GAAP operating margin for Q2, 2022, was 32.2%. GAAP interest and other income during the quarter was $4.8 million, and non-GAAP interest and other income was $4.9 million.

We had a strong quarter for cash flow. In Q2, cash flow generated from operating activities was $123.4 million. During Q2, we made a $40 million prepayment against our long-term debt position and also repurchased over $5 million worth of stock. We exited Q2 of 2022 with slightly over $235 million in cash, cash equivalents, restricted cash and short-term investments.

Our days sales outstanding for the second quarter were approximately 45 days, essentially flat with Q1 levels. Our gross inventory turns were 2.6x, which were also flat from the previous quarter.

This concludes the discussion of our Q2 financial results. Before we go to guidance, I want to give you an update on the status of our announced intention to acquire Silicon Motion. We are progressing well through the process and believe we remain on track for close by the middle of 2023. In late June, the Hart-Scott-Rodino waiting period expired.

And in early July, we submitted the simplified filing with SAMR. On July 13, our registration statement on Form S-4 was declared effective by the SEC. Furthermore, while we have fully committed financing for the transaction, we are actively working to optimize the debt structure to lower our expected cost of capital.

As Kishore mentioned, we are excited about the many business opportunities this acquisition will provide, over the coming years. While consumer softness is having a near-term effect on Silicon Motion's revenues, its performance has been within the range of our expectations.

Based upon their technology position, we see Silicon Motion is well positioned to post solid top line growth over the long term in the storage space.

With that, let me turn to our guidance for Q3 '22. We currently expect revenue in the third quarter of 2022 to be approximately $280 million to $290 million, up approximately 2% at the midpoint of the range versus the previous quarter and up approximately 24% versus Q3 of the prior year.

While backlog continues to be strong, we continue to experience supply chain tightness and expect that to continue, throughout FY '22.

Looking at Q3 by end market, we expect broadband revenue to be down slightly, quarter-over-quarter, coming off a record level in Q2.

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Connectivity is expected to be up significantly versus in Q2, driven by a material recovery in Wi-Fi as supply chain dynamics improve.

In infrastructure, we are expecting revenue to be down slightly, compared with Q2. Demand for our infrastructure solutions continue to be strong, but growth is being constrained in the near term by tightness in substrate availability, specifically, for our wireless access and backhaul solutions.

Lastly, we expect our industrial multi-markets revenue to be slightly down, quarter-over-quarter.

We expect third quarter GAAP gross profit margin to be approximately 57.5% to 60.5%, and non-GAAP gross profit margin to be in the range of 60.5% and 63.5% of revenue.

We expect to deliver gross margin within this widened range, over the next several quarters, with end-market mix being the primary factor driving sequential fluctuations.

We expect Q3, 2022, GAAP operating expenses to be down, quarter-on-quarter, to a range of $115 million to $121 million. We expect Q3, '22, non-GAAP operating expenses to be roughly flat with Q2 levels, within a range of $81 million to $87 million.

We expect our GAAP tax rate to be approximately 27%, and non-GAAP tax rate to be roughly 6%. We expect GAAP and non-GAAP interest and other expense to be roughly $3.5 million.

In closing, our solid execution and innovative product offerings are enabling us to outperform our market and, significantly, increase our TAM.

We continue to grow our presence in markets where we are today under-penetrated, driving strong pull-through of content in strategic markets, which will continue in FY '23.

We believe we are well positioned for continued revenue expansion and operating leverage throughout the balance of FY '22, which will create meaningful value for our shareholders.

With that, I'd like to open up the call for questions. Operator.

Operator

Thank you. We will now be conducting a question-and-answer session. If you would like to ask a question, please press “*”, “1” on your telephone keypad. A confirmation tone will indicate that your line is in the question queue. You may press “*”, “2”, if you would like to remove your question from the queue. For participants using speaker equipment, it may be necessary to pick—to pick up your handset, before pressing the star keys.

One moment, please, while we pull for questions.

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Thank you. Our first question is from Tore Svanberg with Stifel. Please proceed with your question.

Tore Svanberg

Yes, um, thank you, and congratulations on the—on the record revenue. Um, so, it--it doesn't sound like a whole lot has changed since last quarter with, uh, you know, supply being the biggest focus. Uh, macro obviously, you know, has--has changed.

So, I was just wondering from your perspective and--and your customers, what are some of the puts and takes that--that you are seeing, uh, you know, as far as, you know, orders, backlog? Are you starting to see any cancellations, anything like that?

Kishore Seendripu

Hi Tore, thank you. Um, you know, uh, some of the, uh, questions on supply that you have raised, uh, are unique to us because we are growing with the various product cycles we have with our BOM, uh, below material content increase in our various platforms and also our success in infrastructure markets in wireless, which all require very specialty substrates, advanced SoC nodes.

So we're getting a little bit of a lag in relief--relief in the supply. Uh, so—so, that's creating some volatility across our shipments, uh, on the timing of it, which Steve referred to in the—in the talk here.

With respect to our backlog, it remains quite strong, as, uh, as I mentioned in my—in my part of the script here. And, uh, so, so, we are managing against the backlog with respect to our supply and--and trying to make sure that our customers are able to ship their product.

At this stage, while there's concern at various quarters about the macroeconomic softening, but we feel that given our BOM content increase, our penetration into new markets with market share gains that we will be able to maintain our momentum, in terms of growth as a company.

So, I hope, uh, that that's an answer that sort of, uh, addresses some of the concerns related to our customers that you may have.

Tore Svanberg

Very good. Thank you for that. And as my follow-up question, uh, it sounds like you're very actively trying to diversify, um, you know, beyond cable gateways, so obviously, uh, fiber gateways being a great new opportunity. You also talked about, uh, getting into, um, I guess, the third-party router market.

Can you just elaborate a little bit on that? You know, um, you know, what--what are some of the ambitions there? Because obviously, there's some--there's some big competitors in that market. So yeah, if you could just add some color on—on, uh, your ambitions in those types of markets, that would be great.

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Kishore Seendripu

So, uh, on Wi-Fi, obviously, we are super excited. I mean if you really put in context of the amount of revenues we are talking about Wi-Fi as an access point solution, I mean, if you remember, there was company called Quantenna, and, uh, you know, that's when revenues were in this vicinity, right. So, we have made enormous progress in terms of how much success we're having in Wi-Fi.

So on the, uh, 80, while there are—there are formidable competitors to speak for, but on the access point side, I--I would say we are a pretty formidable player, especially in Wi-Fi 6E, we were the first ones out of the gate with all the bandwidth expansion and the capability that sort of, you know, uh, proves the market for Wi-Fi 7.

Uh, so, I--I think we--we're the leader in that space on the access point, and we're getting traction.

So far, we have been constrained in the previous, uh, ownership structure for our broadband business, where the focus was purely on the platform. And we're getting very ready traction on the nonoperator market. And I think we will be a very significant player on the non, uh, operator gateways in the, what we call stand-alone router market.

And there, the challenge is that we're to compete purely based on Wi-Fi, but we're also bringing significant BOM on the platform to that market, as well, because where there is Wi-Fi, there is also Ethernet and there's also power management, and we're building a significant power, uh, portfolio that we don't normally talk about in this call because it's a part of the full BOM expansion.

I think we're in a very good position to really get a pretty good shade of gold. In fact, when we talk of shortages today is really we're balancing between what we can ship to the operators versus what we can ship to the, uh, stand-alone router market. We are actually constrained by supplier versus our backlog.

Tore Svanberg

Great. Thank you for that. I'll go back in line.

Operator

Thank you. Our next question is from Quinn Bolton with Needham & Company. Please proceed with your question.

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Quinn Bolton

Hey, guys. Um, I'll offer my congratulations on the strong near-term results. But I wanted to follow up on the Tore's line of questioning. Obviously, the Street seems to be very concerned about the macro economy and the potential for, uh, the industry to go into a downturn, next year.

And so, I guess I'm wondering, have you started to see, um, any sort of cancellations? I don't think you addressed that, specifically. Are you seeing greater volatility or variability in your weekly order rates?

Was book-to-bill for the quarter above one? Um, just--just trying to get a handle on whether you've seen any--any change in demand patterns that, you know, might temper the outlook, as we think about 2023?

Kishore Seendripu

So, uh, before handing it over to Steve to respond a little bit more on that, I would—I would say that we have not seen cancellations. The--the backlog is very strong. So, on the volatility part, if there is any, let--let me get Steve to answer that. Uh, Steve, why don't you take that?

Steve Litchfield

Yeah, so look, I think the way I think about this is, as Kishore kind of talked about a little bit earlier, uh, we-re--we're still very much constrained. We're not keeping up with demand, today. So, kind of the second half of this year, it's still really just fighting tooth and nail to get enough product for our customers.

I think as we look into next year, and—and, uh, thinking through talking to the customers, I mean, I think that's where, you know, and probably like the rest of the world, recognize there's things moving around. There's some uncertainty out there. And so we're trying to, trying our best to anticipate that and manage that.

Bookings in Q2 were very good. Um, Look, as lead times start to improve, which I fully expect they will, uh, you know, we're going to see that bookings come down a little bit, right? I think that's natural that the whole industry would anticipate.

That being said, I--I think what we're also excited about is, you know, some of the--the growth drivers that we have, where we're winning share, these multiyear, you know, growth cycles and upgrades that are happening in broadband. Some of the things that are happening on the infrastructure side with some of the data center and wireless infrastructure opportunities.

So—so, I think long term, feel very good. Short term, tremendous visibility. Uh, and I think it's that next year uncertainty that still kind of looms for everyone. I think we're positioned well to handle it, uh, as we gain market share and grow with some of these newer products that we've not had even as late as last year. So.

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Quinn Bolton

And I'll throw a two-parter for my second question. Just could you give us some more sort of detail on the breadth of--of the fiber gateway wins? I think you--you said at this call that you now have multiple guys in North America. I know there's a lot of activity in Europe.

But, um, you know, as you look for that more than 4x increase in fiber gateway revenue this year and further growth next year, um, you know, any more detail you can provide about the, either content per system or the number of operators, just, you know, how--how broad that growth is?

And then just quickly, can you touch on the 400 gig, 800 gig PAM opportunity? Have you started to ship for production yet, or are those, uh, parts still going through qualification? And if so, when would you expect those, uh, production shipments to commence? Thank you.

Steve Litchfield

That was a unique way to get two questions in there. I think there was like four.

Quinn Bolton

I tried. I tried.

Steve Litchfield

So, uh, on the fiber side, yeah, look, I mean, we've been shipping, you know, fiber solutions for some time. We have talked historically about, I mean even in 2021, that being like as low as 10--less than $10 million. That's expected to kind of get up in the $30 million, $40 million range this year and then probably double again, next year. So we're seeing a lot of traction.

We've been shipping to Tier 2 guys for quite some time. Uh, we've got a big North American guy that's starting to ship, this year. Um, you know, look, we've been constrained on--on all the products going into this space. And so, we're excited about these new opportunities.

You mentioned Europe. Yeah, there's definitely European players that are in the mix that will start to roll out. A lot of their upgrades don't happen until 2023 and probably even roll into 2024. And I think that's why we're confident in, uh, the--the multiyear aspect of this.

It's just because the number of these operators have CapEx plans that are planned out, over the next several years. And, uh, so, we see that. So, it doesn't feel like it's just a short-term opportunity.

You're also--these upgrades also, you know, really forced everyone to upgrade, uh, you know, for more broadband. So it forces, you know, it kind of puts pressure on the cable guys, it puts pressure on everyone, um, as they're all, you know, working on these rollouts.

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So, excited about the fiber opportunity for sure and, you know, over the next 18, 24 months as those days ramp.

Um, to the second part of your question, I mean, the 400-gig side, I don't know, Kishore can probably comment. There's the excitement around the 5-nanometer solution. So, uh, you can--

Kishore Seendripu

--So, uh, Quinn, obviously, uh, you know, this has taken longer than what we had hoped for in its ramp. In the meanwhile, we--we decided to be the first ones with a 5-nanometer solution, for a 400-gig, 800-gig PAM4, with single lane, 100 gig per lambda optics support.

And we're getting very, very good traction. And we are hoping that we'll be production ready, you know, before the end of the year, and the customers can launch into production, you know, by the second half of next year.

So, everything on track. Uh, you know, while we have benefited by being uh, a supplier and an incumbent in various markets in these last two years, on new markets, we have had challenges, uh, getting a foothold. However, this seems very different now, and, uh, and, you know, we feel very, very good where we are on the traction.

And the market is going to continue to grow. In fact, there will be the first time the entire data center market will converge on a single 100-gig optics, and this will be a huge milestone even just like 10 giga was for Ethernet and, uh, in the data center.

Uh, so, I think we feel very, very well positioned with what's going on, right now. Um, so, it's a very positive outlook on it. And if it weren't, I wouldn't be even putting it on the script, let me put it that way.

So yes, we've got a great technology, and there are some trade shows coming along. I think there is, uh, and we--you should look for us to be there and present very strongly.

Quinn Bolton

Perfect. Thank you for all that color guys.

Operator

Thank you. Our next question comes from Gary Mobley with Wells Fargo. Please proceed with your question.

Gary Mobley

Hi guys. Thanks for taking my question. I wanted to double-click on, uh, Quinn's second of three questions, and--and that is about the sort of the market transition away from broadband cable, and particularly in the U.S. to fiber-based broadband.

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It seems though we've now seen a shift with a lot of the telcos gaining, you know, a lot of the net new broadband subs here in the U.S., at least.

And so, I'm curious if—if—if, uh, this transition to broadband fiber can be accretive to your—to your broadband growth, uh, you know, based on the idea that you're generating the same or greater bill material with maybe Wi-Fi attach and Ethernet attach and whatnot and/or, you know, given the increased size of--of fiber broadband and--and also taking into consideration your relative market share in fiber versus your, you know, strong market position in broadband cable?

Kishore Seendripu

Gary, uh, very, very good question. And the emphatic answer is that cable is--is not going away. I mean, the cost economics of cable being, uh, in the various already, you know, deploying more and more gigabits per data reception and also both on the receive side and the, you know, the upstream is unmatched, right, the cost structure.

Having said that, the cable guys are not sitting idle. They are upgrading to, uh, you know, DOCSIS 4.0, which is--is going to be very compelling, and you should start seeing solutions that are deployed for DOCSIS 4.0, within the next two years or so. So, we are investing there—there, as well.

And so, while, uh, cable won't be an exciting growth driver in terms of units, but the BOM is steadily increasing for us, and the Wi-Fi is going to keep upgrading in cable. And so, that's going to be a growth driver—growth driver, primarily from a BOM expansion, uh, direction point of view.

With regard to fiber, you're absolutely right. The--the telcos are very earnest about investing more, and they're driving a lot of CapEx, which again ties back to Tore's question about how does next year look, right? We feel very good that we have products that will keep driving growth.

And, uh, you're also right that the BOM increment on fiber, uh, is also going to be, uh, significant, if not comparable, uh, to cable platforms, but maybe even more.

And, uh, so, uh, we should see not just incremental growth on fiber relative to cable on, you know, uh, once you add them up, but we should also see just raw growth that's going to be pretty strong.

So, I think it's all good for us. But you are right that the cable growth is not going to be exciting in terms of units, but, uh, but the BOM expansion is going to be real, and they are combating the threat with DOCSIS 4.0.

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Gary Mobley

Appreciate the color, Kishore. And--and Steve, I don't know if you're going to go down this path or not, but I'll—I’ll ask the question, anyway. You know, you--you highlighted some--some softness in--in Silicon Motion's revenue, and—and, uh, they just reported results revenue a little below expectations, but gross margins to the upside.

Uh, you know, so—so, when you announced this acquisition, I think the comment was you would expect this deal to be roughly 25% EPS accretive out of the gate. And I know there's a long time between now and when this deal closes, and a lot of things from an economic backdrop can change.

But are you still standing by that 25% accretion level? And--and can you give us any color on sort of the outlook for Silicon Motion September quarter?

Steve Litchfield

Uh, yeah, Gary. Uh, I mean I'll--you're right. I'm going to stay away from, uh, guiding Silicon Motion's numbers. Uh, but, uh, you know, some commentary.

So, I think everyone understands the, uh, exposure to some of the consumer markets and its SMPCs. Uh, but look, I mean, we stand by this. We're very excited about the opportunity. We absolutely are comfortable, uh, with our accretion numbers that we shared, previously. So ,we are confident in that and just excited about the outlook.

So look, we--we didn't do this acquisition for next quarter. Uh, we did it for the long term, and it, you know, continues to expand our product portfolio, gives us much more scale moving forward, and, uh, we're very excited about it. So, I'll--

Kishore Seendripu

So, I think that, uh, what Steve said is absolutely correct. And, uh, and some of the positive dynamics you're seeing while you're looking at the softening on the consumer side, uh, they're all stuff we contemplated to some degree, right. So, there's always that calculate on our side, too.

I think what I really want to emphasize there is the opportunity, Gary, is that perhaps we have not—we have not done a good job of how much technology-wise there is sort of, you know, a combined properties with our analog mixed-signal, digital signal process capabilities that's going to be even more central as the memory densities increase in flash and the defect densities increase.

So, we have the IP to bring that to bear.

We have a very, very strong, uh, traction and, uh, proven, you know, storage accelerator and high-speed interfaces that are already designed into enterprise markets. So I think all in all, this is going to really create a massive expansion in TAM for both the companies combined, as well.

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So, it's very, very exciting. And, uh, really looking forward to the acquisition. Now that we have made a commitment to do it, you know, we can't wait for it to happen, okay?

Gary Mobley

Thanks guys. Appreciate it.

Kishore Seendripu

Thank you.

Operator

Thank you. Our next question is from David Williams with the Benchmark Company. Please proceed with your question.

David Williams

Hey, good afternoon, thanks for, uh, taking the question. And congrats on the quarter. Um, just wanted to see maybe if you could talk a little bit about the--the customer, uh, feedback that you received on the SiMo transaction?

And--and just maybe any commentary around that, how your customers are seeing it. And what your opportunities, uh, you think the full synergies between, uh, the two companies will be.

Kishore Seendripu

So, you know, I'm afraid we--we--we cannot, uh, comment on the customer side of things, right. But we definitely can comment about our customers, stand-alone MaxLinear and their action. They're super excited, right.

Uh, you know, If you look at a broadband platform, there's always a, you know, a storage controller device that we can put in our reference design, and that--that creates real growth opportunities in markets.

Second, we have a pretty wide channel distribution sales. You now will have noted that industrial multi-market is about running at, what, this quarter was $50 million. And so, that's a significant channel we can sell storage on to. And, uh, and the general operational--operational scale it provides in terms of advanced technology nodes, we're talking with suppliers, right.

And--and what that could potentially mean when we have the abnormality of the last two years behind us, I think our customers are super excited. And, uh, so, uh, so, I can speak for our customers, but I cannot speak for their customers, right now.

David Williams

No, that's fair. And I appreciate the color there. So, uh, maybe one for you, Steve. Can you talk maybe a little bit about the gross margin and the leverage there? You're running in this kind of 62% range. You expect it to kind of stay there. How do you think about this longer term as we kind of think about, um, pricing dynamics and supply chain issues and everything, as we get into 2023?

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Steve Litchfield

Yeah, David. Uh, so look, I think the team's been working very hard on the—on the gross margin side, and, you know, mix plays a big role here, right. And so, as much as we're fighting every day on the cost side of the equation, we're also kind of fighting against this mix. I mean you've seen us grow tremendously on the Wi-Fi side.

And so, we’ll--we'll continue to, you know, I mean, we're winning. You sort of talked about the growth that we're seeing and seeing, you know, expecting to see north of $200 million next year. I mean with the supply chain dynamics, I mean, they can ebb and flow a little bit. We got cost increases coming. Some of these newer regions are lower cost regions.

So, we’ll—we--we may see some challenges on that front, uh, that may impact gross margins. Uh, but--but overall, I don't think our long-term view is that that's changed. But in the short term, we'll continue to fight all the cost increases and, uh, some of the new mix dynamics that we'll have before us.

Kishore Seendripu

David, it's fairly public, right now, right. The foundries have gone ahead and declared, uh, that they're going to increase prices, right. And they have increased prices. And, uh, our guidance, uh--uh, contemplates those increases that we'll have to deal with. So, when we give you gross margin guidance, we--we are steadfast on our goals here.

David Williams

Fantastic. Thanks so much.

Operator

Thank you. Our next question is from Suji De--DeSilva with ROTH Capital. Please proceed with your question.

Suji DeSilva

Hi Kishore, hi Steve. Steve, just a question on the OpEx guiding flat. Can you talk about the puts and takes there? Are there moving parts in there? Or are you just able to kind of, uh, get leverage at this level, as you grow through the next several quarters?

Steve Litchfield

Yeah—yeah, Suji, um, no problem. So, I mean, you saw gross margin, um, sorry, OpEx move up, quarter-to-quarter. A lot of that was driven by, you know, we're seeing more and more NRE, uh, in our business, which I think is overall a great thing because it really shows support from the customer base.

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But these are also projects that we have to navigate and manage and contracts that come in and--and have a lot of lumpiness to them. Uh, but we've done a pretty good job, uh, that influenced Q1. So OpEx came up a little bit in Q2, comfortable that that kind of moved sideways.

But then, you know, it's likely to kind of come back down in Q4, OpEx, overall. A lot of that's driven by more NREs coming in. Uh, so I think overall, uh, our expectation for OpEx for the year is in line with what we thought going into the year.

Kishore Seendripu

Yeah, and--and you know, and if the reality is that, uh, we're also fighting to hire talented employees, and all of the industry is facing those dynamics and, you know, labor, uh, you know, skilled labor, I still feel, uh, shortages of that in terms of where we need and what we need to--to execute on the projects.

So, I think there's going to be a healthy tension in terms of volatility on the OpEx, uh, relative to that. So, Steve and me will have to figure this out together.

Suji DeSilva

Okay. That's helpful color. And then on the, uh, the fiber side, the North America Tier 1, you're ramping, has that ramped, did that have the initial inflection? Is it going to have an inflection? Or is the supply constraints really forcing this customer to kind of have a steady kind of start out of the gate for you guys?

Steve Litchfield

Yeah, yeah. Uh, so, still early days on that. I mean, we said it would originally kind of start in the second half of this year. I mean, supply has been challenging for us, but we're making some good progress. So, it'll—it’ll ramp kind of as expected in the second half of this year and—and, you know, into the first half of next year.

Suji DeSilva

Okay. Thanks. Congrats, guys.

Steve Litchfield

Thanks.

Operator

Our next question is from Ananda Baruah with Loop Capital. Please proceed with your question.

Ananda Baruah

Hey—hey, good afternoon guys. Thanks for taking the, uh--thanks for taking the questions. And, uh, yeah, good to see things, uh, are remaining robust. And I guess, to that point, I'd love to just get a little more context from with regards to some of the comments that--that each of you made.

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Uh, each of you made comments, first Kishore and then Steve. Uh, and I guess, it's really—it’s really the context around the comments I'm interested in. Uh, you know, sort of should things soften, uh, in '23 or going into '23, confidence that, uh, confidence that you can support the growth.

Any context around, you know, to what degree the growth could be supported? You know, I'm not looking for a guide, you know, uh, but, you know, so I guess, in—in—in, so, with regards to current levels, you know, anything you can give us there, I think, would be, uh, would be useful. And, uh, and then I have a quick follow-up also. Thanks.

Steve Litchfield

Yeah, Ananda, I mean, a tough question. I mean, obviously, we're all kind of trying to navigate what customers are going to do in 2023, right. So, I'm not going to stick my neck out here and give you a guidance on 2023. Um, but, you know, all in all, I mean, I think we just have to continue to execute.

Infrastructure is, you know, performing extremely well. I—I--I absolutely expect that to continue. Broadband and connectivity, both, you know, short of supply, right now. We continue to work hard to get more products for our customers, right now.

And so, we’ll--we'll continue to try and navigate that. Industrial multimarket had tremendous, uh, growth last quarter, and, you know, we're getting good traction on—on, you know, in those markets. And, uh, so—so, we'll--I mean, there was some catch-up there from the previous quarter. But as we look into 2023, you know, we’ve got to continue to execute and get more products out the door and into our customers' hands.

Ananda Baruah

And Steve, did you guys, in—in—in the—in the—in the comments that you and Kishore made, uh, did you suggest that there are some customers that are starting to get, you know, sort of a little antsy with regards to the macro? Is that an accurate interpretation? And--and if it was, you know, can you give us any sense of, you know, what areas of the business, or at least what markets?

Steve Litchfield

Yeah, Ananda, I mean, look, I mean, you've—you’ve heard all of this from plenty of our competitors, our customers. I mean, there's definitely some concern out there about next year. So, make no mistake, I mean we've had guys moving around orders.

We've had moving around orders this year, as well as in 2023. So there's no--no doubt that there's concerns out there, right. And--and some of that is based on getting enough product today. And some of it’s based on, you know, shipment dates for next year and--and how they ramp. So, uh, yeah, things are going to continue to move around in this world.

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Ananda Baruah

Is that fairly broad-based?

Steve Litchfield

Yes. Yeah—yeah—yeah, across all of the end markets, sure.

Ananda Baruah

Cool—cool. Thanks. Appreciate it.

Operator

Thank you. Our next question is from Chris Rolland with SFG. Please proceed with your question.

Chris Rolland

Thanks guys. Um, uh, I just wanted to understand, uh, supply versus demand here. So, um, three of your segments--three of the four segments were guided down. Um, is that because supply quarter-over-quarter is tightening? Uh, and then does that loosen in 4Q, or does demand come into this picture, as well?

Steve Litchfield

Yeah, so Chris, uh, I think--I mean, we've talked about this. It—it--it was going on even last quarter that we talked about this. Infrastructure, clearly, we--we definitely have substate--substrate challenges that are continuing to persist, and we expected to see that before we start to see things ease in Q4.

So, that was kind of as expected. Uh, the--the Wi-Fi business definitely, uh, was light, last quarter. So ,that impacted connectivity a little bit. That will recover very strongly, uh, this quarter. So, supply chain got us in Q2, for sure.

Uh, with regard to broadband, and we had a really strong Q2, not as many supply challenges, but there's kitting challenges there, right. Because these guys, they don't want one, they want both products. So--so there's challenges there. Big quarter, last quarter. Uh, you'll see some of that moderate, this quarter.

Same thing on the industrial multimarket side. We definitely continue to see challenges there. We saw some volatility over the first half of the year. We were short in Q1, definitely made up for some of that in Q2. And--and so, that’ll moderate a little bit in Q3.

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Chris Rolland

Okay. Uh, thanks for that clarification. Um, ,y second one is a bigger picture, uh, question. And, uh, and that is, where do you guys estimate right now, uh, your Wi-Fi market share? Um, uh, and then, uh, and then looking out perhaps a few years, do you think that’ll be consistent with the fiber gateway, as well?

Um, and finally, uh,, any thoughts on what your Wi-Fi attach would be there or either your--or even your Ethernet attach? Thanks.

Steve Litchfield

Yeah, yeah, so I mean, look, this is exciting, right. I mean, Wi-Fi, a lot of our early growth has been getting attached with our—with our cable FOC, right. And--and so we saw a lot of the growth. It's been driven by that. We're not at 100% yet.

But, you know, we're getting up in the 70%, 80% range. So we made really good progress amidst some of the supply constraints and the like, right, trying to keep a balance there. Um, so—so—so, that's going extremely well.

Fiber, relatively low, you know, revenue for us, over the years. I shared earlier about some of the progress that we're making and how much growth we're seeing. So look, that--that market, the fiber market is probably 2x to 3x larger than the cable market. So naturally, with that comes a lot of Wi-Fi product. And so, we will capture that.

I mean, Kishore talked earlier about some of the gateway products and the content that we have in those gateways. In a lot of cases, I mean, it's around, you know, we've talked a lot about this $30 of content in the gateway. Some cases, now it's even higher than that in some of the fiber opportunities that we have. So—so, there continues to be more Wi-Fi, there.

And then the third-party, um, router opportunities is a—is a huge opportunity for us. It’ll start to ramp in the second half of the year, and it’ll be a big growth driver for us, next year. So, I don't have an exact, uh, I'm not going to share an exact, uh, Wi-Fi market share number, but we're still relatively underpenetrated against the two or three other guys that are in this space.

Chris Rolland

Awesome, thanks, Steve.

Steve Litchfield

Thanks, Chris.

Operator

Thank you. Our next question comes from Richard Shannon with Craig-Hallum. Please proceed with your question.

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Richard Shannon

Hi, guys. Uh, thanks for taking my questions, as well. I'll follow up on the, uh, topic of Wi-Fi, here. Uh, thinking about kind of bridging this year's revenue number, um, into the $200 million plus number for next year.

Wondering how you think about the various contributions from a dollar point of view, uh, between kind of the three major areas-the cable, the fiber and kind of the third-party routers. Is there anyone that's going to be dominant or easily bigger than the other kind of contri--contributed to that growth? Any way you can characterize that?

Steve Litchfield

Well, I mean, cable is definitely the bigger contributor, right. I mean we--as I just mentioned in the previous question, the, uh, third-party router stuff is just beginning in the second half of the year. We've just not had sufficient supply. And , uh, that’ll start to ease in Q3 and more in Q4.

Um, look, but we're really just beginning that--that ramp, if you will, and that’ll continue. So, you'll see a—a--a big part of our ramp next year will be from third-party routers.

Richard Shannon

Okay. Fair enough. And a follow-up question in, uh, in broadband and specifically fiber. Maybe you can talk to the kind of the competitive dynamics here of the wins that you’re, you've talked about, alluded to as well as the ones you hope to--hope to get over the next 6 to 12 months here.

Um, are you winning like flagships at some of these large customers or—or, you know, high-end SKUs? Or maybe you can characterize how the competitive dynamics play into where you're winning and--and how you expect that to change and evolve, over the next year?

Kishore Seendripu

Look, I mean, uh, you know, we—yes, we are excited about our growth, this year. But, you know, at—at the really larger fiber scheme of things, you know, we're miniscule. I--I mean, we are like single-digit percentage at best, right, and that to pure fiber piece.

What I mean is not the gate—not the processor and not the, you know, some--some low-end processor and then, you know, not with the Wi-Fi and the high-end processor, right. So, the big growth really next year, we go to charge because of the flagship players, right.

And then--but there's going to be derivative products with the mid-end, which is—which is really the meat of the market, right. So clearly, you always want to come from high end to the low end. That's always been the strategy.

Otherwise, you're not differentiating enough and now with the big flagship win in North America, we have the most premier platform in any gateway in the world, right.

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And that is setting the stage as a--as sort of a pull, if you will, from the operators and the customers to our derivative , uh, mid-end platforms, or to the high-end platforms. So, we--we are in a position to win both the high-end SKUs and the mid-end SKUs. So, I hope that answers your question.

Richard Shannon

That--that's very helpful, Kishore, thanks. And that's all for me.

Kishore Seendripu

Yeah, and you really want to think of the mid-end as not small, at all. It is actually the need of it. And this excludes China, right. If you just look at North America and Europe, the—the dollars wise, the high end may be equal in size to mid-end, but the mid-end is significant, right. And, uh, so, that’s--that's very exciting.

Operator

Thank you. Our next question is from Tore Svanberg with Stifel. Please proceed with your question.

Tore Svanberg

Yeah, thank you. I just had a follow-up on the industrial and multimarket business. Um, and--and I--I understand, you know, your comments about timing and--and catch-up and things like that. But, you know, it's approaching the size of your connectivity revenue. Uh, it looks like it's going to be the--the second strongest growth driver, this year. So, um, what else is going on there?

I--I know you have some--some power products for the supermarket. Uh, just wondering where we stand there, Um, you know, are you also seeing some high ASPs from the interface products? Um, so any more color, uh, because, obviously, this has now become your second, uh, largest growth engine, uh, this year beyond connectivity.

Kishore Seendripu

Oh, Tore, with that question, you got me so excited, but I don't know how to even break it down, right. Lots of exciting things happening in the industrial multimarket, uh, strong interface ASP growths, right, uh, because we have added a lot of new products.

We're taking market share gains from our rivals in the industrial space, actually, which we don't talk too much about.

And then--and there is power management growth. Uh, yes, you talked about servers, but it's growth happening in non-civil market, which is like major platforms and, uh, which hopefully, we can--we'll get the permission to talk about.

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Uh, we're waiting for that to happen. And, uh, and we're also looking at, uh, you know, power management growth in, uh, you know, various other platforms that are not, uh, that are not ours, which we would put in this category.

Uh, you know, uh, and because we have Ethernet, for example, it goes every other market then certainly, there's discussion about our power. There's discussion about our other interface, other things we can sell them.

So, there seems to be the scale is giving us a lot of traction, which otherwise stand-alone three, four years ago, we didn't have the same level of traction.

Uh, we also had a significant number of SKUs and products that have been silently growing. And, uh, so, so we never had a thematic description number of how that growth is coming.

So—so, we have agreed internally that we will do an Analyst Day, uh, so that each of our general managers can talk about their businesses. And, uh, you know, hopefully, it will happen in the next six months, and, uh, we'll—we’ll get to share more details there.

Tore Svanberg

Sounds good. Looking forward to it. Thank you, Kishore.

Kishore Seendripu

Thank you, Tore. With that, uh, you know, I just want to let you know that we've got a big calendar coming year on investor conferences.

We will be, uh, so, uh, we'll be participating at the following conferences in Q3: we'll be the Oppenheimer 25th Annual Technology, Internet and Communications Conference on August 9, the third annual Needham Virtual Semiconductor and Semi Cap Conference on August 24, the Deutsche Bank Technology Conference on August 31 and the Wells Fargo Leverage Finance Conference on September 8.

So, we look forward to, uh, you know, talking to you guys, again. But until then, uh, have a—have a great summer, and thank you, operator. Bye.

Operator

This concludes today's conference. You may disconnect your lines at this time. Thank you for your participation.

Cautionary Note Concerning Forward-Looking Statements

This communication contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Unless otherwise indicated, all forward looking statements are based on estimates, projections, and assumptions of MaxLinear as of the date of this communication. These forward-looking statements include, among others, statements concerning: run rate for future Wi-Fi revenue, anticipated closing date of proposed acquisition of Silicon Motion and expected financial performance for the third quarter of 2022. These forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause actual results to be materially different from any future results expressed or implied by the forward-looking statements. Forward-looking statements are based on management’s current, preliminary expectations and are subject to various risks and uncertainties. In particular, our future operating results are substantially dependent on our assumptions about market trends and conditions. Additional risks and uncertainties affecting our business, future operating results and financial condition include, without limitation, risks relating to our proposed merger with Silicon Motion; intense competition in our industry; increasing supply chain risks within our industry, including increases in shipping and material costs and substantial shipping delays resulting in extended lead-times; inflation trends in our supply chain and in the global economy generally; uncertainties concerning the outcome of global trade negotiations, export control limitations, and heightened geopolitical risks generally; our dependence on a limited number of customers for a substantial portion of our revenues; potential decreases in average selling prices for our products; our ability to develop and introduce new and enhanced products on a timely basis and achieve market acceptance of those products, particularly as we seek to expand outside of our historic markets; potential uncertainties arising from continued consolidation among cable television and satellite operators in our target markets and continued consolidation among competitors within the semiconductor industry generally; uncertainties concerning how end user markets for our products will develop, including in particular markets we have entered more recently such as broadband, Wi-Fi and 5G wireless and fiber-optic data center high-speed interconnect infrastructure markets but also existing markets; the impact of our indebtedness and limitations on our operating flexibility based on financial and operating covenants in the applicable term loan agreements, including (without limitation) debt covenant restrictions that may limit our ability to obtain additional financing, granting liens, undergoing certain fundamental changes, or making investments or certain restricted payments, and selling assets; risks relating to intellectual property protection and the prevalence of intellectual property litigation in our industry; our reliance on a limited number of third party manufacturers; the impact of the COVID-19 pandemic; and our lack of long-term supply contracts and dependence on limited sources of supply. In addition to these risks and uncertainties, investors should review the risks and uncertainties contained in our filings with the Securities and Exchange Commission (SEC), including our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022, which we filed with the SEC on July 27, 2022. All forward-looking statements are based on the estimates, projections and assumptions of management as of July 27, 2022, and MaxLinear is under no obligation (and expressly disclaims any such obligation) to update or revise any forward-looking statements whether as a result of new information, future events, or otherwise.

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Additional Information and Where to Find It

This communication makes reference to a proposed business combination involving MaxLinear and Silicon Motion. In connection with the proposed transaction, MaxLinear has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (File No. 333-265645), including a proxy statement of Silicon Motion and a prospectus of MaxLinear. The Registration Statement on Form S-4 was declared effective by the SEC on July 13, 2022 and the proxy statement/prospectus was first mailed to the shareholders of Silicon Motion on July 20, 2022, seeking their approval of their transaction-related proposals.

This communication does not constitute an offer to sell or the solicitation of an offer to buy or subscribe for any securities or a solicitation of any vote or approval nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

MAXLINEAR AND SILICON MOTION URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT ON FORM S-4, WHICH WILL BE PROVIDED TO SILICON MOTION SECURITY HOLDERS AND OTHER DOCUMENTS PROVIDED TO SILICON MOTION SECURITY HOLDERS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Investors and security holders are able to obtain the Registration Statement on Form S-4 free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by MaxLinear (when they become available) may be obtained free of charge on MaxLinear’s website at www.maxlinear.com or by contacting MaxLinear’s Investor Relations Department at IR@MaxLinear.com. Copies of documents filed or furnished by Silicon Motion (when they become available) may be obtained free of charge on Silicon Motion’s website at https://www.siliconmotion.com or by contacting Silicon Motion’s Stock Affair Specialist.

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